FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2010 & 2009

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	163,795,152	100	138,943,167	100

s02	CURRENT ASSETS	35,682,523	22	33,850,356	24
s03	CASH AND SHORT-TERM INVESTMENTS	9,321,815	6	5,491,223	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,217,300	11	17,269,638	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,075,409	3	6,051,308	4
s06	INVENTORIES	788,279	0	1,723,005	1
s07	OTHER CURRENT ASSETS	2,279,720	1	3,315,182	2
s08	LONG - TERM	15,676,329	10	6,293,378	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	15,674,285	10	6,291,522	5
s11	OTHER INVESTMENTS	2,044	0	1,856	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	75,493,746	46	64,693,245	47
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	200,874,484	123	168,400,116	121
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	131,410,546	80	109,495,873	79
s17	CONSTRUCTIONS IN PROGRESS	6,029,808	4	5,789,002	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,483,735	17	24,176,329	17
s19	OTHER ASSETS	9,458,819	6	9,929,859	7

s20	TOTAL LIABILITIES	67,019,286	100	54,188,007	100

s21	CURRENT LIABILITIES	34,624,508	52	38,081,093	70
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	12,003,381	18	8,487,723	16
s24	STOCK MARKET LOANS	0	0	8,000,000	15
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	124,461	0	287,603	1
s26	OTHER CURRENT LIABILITIES	22,496,666	34	21,305,767	39
s27	LONG - TERM LIABILITIES	19,961,708	30	11,080,718	20
s28	BANK LOANS	9,961,708	15	11,080,718	20
s29	STOCK MARKET LOANS	10,000,000	15	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	4,312,625	6	0	0
s32	OTHER NON CURRENT LIABILITIES	8,120,445	12	5,026,196	9

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	96,775,866	100	84,755,160	100

s34	NON-CONTROLLING INTEREST	3,612,860	4	2,541,261	3
s35	CONTROLLING INTEREST	93,163,006	96	82,213,899	97
s36	CONTRIBUTED CAPITAL	55,014,009	57	55,411,543	65
s79	CAPITAL STOCK (NOMINAL)	16,976,109	18	17,373,643	20
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	39	38,037,900	45
s41	CAPITAL INCREASE (DECREASE)	38,148,997	39	26,802,356	32
s42	RETAINED EARNINGS AND CAPITAL RESERVE	22,233,223	23	21,041,412	25
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	15,915,774	16	5,760,944	7
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	9,321,815	100	5,491,223	100
s46	CASH	1,152,646	12	1,861,276	34
s47	SHORT-TERM INVESTMENTS	8,169,169	88	3,629,947	66

s07	OTHER CURRENT ASSETS	2,279,720	100	3,315,182	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	890,661	27
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,279,720	100	2,424,521	73

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,483,735	100	24,176,329	100
s48	AMORTIZED OR REDEEMED EXPENSES	11,401,539	41	4,893,610	20
s49	GOODWILL	14,201,610	52	17,306,082	72
s51	OTHERS	1,880,586	7	1,976,637	8

s19	OTHER ASSETS	9,458,819	100	9,929,859	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,396,465	57	5,571,601	56
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,062,354	43	4,358,258	44

s21	CURRENT LIABILITIES	34,624,508	100	38,081,093	100
s52	FOREIGN CURRENCY LIABILITIES	26,077,703	75	29,575,153	78
s53	MEXICAN PESOS LIABILITIES	8,546,805	25	8,505,940	22

s26	OTHER CURRENT LIABITIES	22,496,666	100	21,305,767	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	746,712	3	0	0
s89	INTEREST LIABILITIES	133,499	1	370,892	2
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	20,503,840	91	19,862,042	93
s105	BENEFITS FOR EMPLOYEES	1,112,615	5	1,072,833	5

s27	LONG-TERM LIABILITIES	19,961,708	100	11,080,718	100
s59	FOREIGN CURRENCY LIABILITIES	9,961,708	50	11,080,718	100
s60	MEXICAN PESOS LIABILITIES	10,000,000	50	0	0

s31	DEFERRED LIABILITIES	4,312,625	100	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	4,312,625	100	0	0

s32	OTHER NON CURRENT LIABILITIES	8,120,445	100	5,026,196	100
s66	DEFERRED TAXES	5,632,646	69	2,683,952	53
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,487,799	31	2,342,244	47
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,976,109	100	17,373,643	100
s37	CAPITAL STOCK (NOMINAL)	147,381	1	149,247	1
s38	RESTATEMENT OF CAPITAL STOCK	16,828,728	99	17,224,396	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	22,233,223	100	21,041,412	100
s93	LEGAL RESERVE	276,774	1	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	20,015,571	90	19,395,594	92
s45	NET INCOME FOR THE YEAR	1,940,878	9	1,645,818	8

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	15,915,774	100	5,760,944	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	15,915,774	100	8,864,042	154
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	(3,103,098)	(54)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,058,015	(4,230,737)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	21,306	24,180
s76	WORKERS (*)	3,379	3,388
s77	OUTSTANDING SHARES (*)	18,011,851,560	18,239,921,360
s78	REPURCHASE OF OWN SHARER(*)	2,500,000	557,456,169
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	24,429,259	100	20,641,226	100
r02	COST OF SALES AND SERVICES	15,624,500	64	13,691,347	66
r03	GROSS INCOME	8,804,759	36	6,949,879	34
r04	OPERATING EXPENSES	5,689,410	23	4,641,461	22
r05	OPERATING INCOME	3,115,349	13	2,308,418	11
r08	OTHER EXPENSES AND INCOMES (NET)	(50,090)	(0)	(6,116)	(0)
r06	COMPREHENSIVE FINANCING COST	(218,975)	(1)	(257,441)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	183,895	1	192,054	1
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	3,030,179	12	2,236,915	11
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	973,749	4	525,820	3
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	2,056,430	8	1,711,095	8
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	2,056,430	8	1,711,095	8
r19	NET INCOME OF NON-CONTROLLING INTEREST	115,552	0	65,277	0
r20	NET INCOME OF CONTROLLING INTEREST	1,940,878	8	1,645,818	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	24,429,259	100	20,641,226	100
r21	DOMESTIC	1,328,906	5	1,787,813	9
r22	FOREIGN	23,100,353	95	18,853,413	91
r23	TRANSLATION INTO DOLLARS (***)	1,794,938	7	1,315,504	6

r08	OTHER EXPENSES AND INCOMES (NET)	(50,090)	100	(6,116)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(35,625)	71	11,439	(187)
r34	EMPLOYEE PROFIT SHARING	10,493	(21)	328	(5)
r35	DEFERRED EMPLOYEE PROFIT SHARING	3,972	(8)	17,227	(282)

r06	COMPREHENSIVE FINANCING COST	(218,975)	100	(257,441)	100
r24	INTEREST EXPENSE	434,431	(198)	634,898	(247)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	322,145	(147)	238,830	(93)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(106,689)	49	138,627	(54)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	973,749	100	525,820	100
r32	INCOME TAX	685,303	70	435,469	83
r33	DEFERRED INCOME TAX	288,446	30	90,351	17

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	24,429,259	100	20,641,226	100
r21	DOMESTIC	1,328,906	5	1,787,813	9
r22	FOREIGN	23,100,353	95	18,853,413	91
r23	TRANSLATION INTO DOLLARS (***)	1,794,938	7	1,315,504	6

r08	OTHER EXPENSES AND INCOMES (NET)	(50,090)	100	(6,116)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(35,625)	71	11,439	(187)
r34	EMPLOYEE PROFIT SHARING	10,493	(21)	328	(5)
r35	DEFERRED EMPLOYEE PROFIT SHARING	3,972	(8)	17,227	(282)

r06	COMPREHENSIVE FINANCING COST	(218,975)	100	(257,441)	100
r24	INTEREST EXPENSE	434,431	(198)	634,898	(247)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	322,145	(147)	238,830	(93)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(106,689)	49	138,627	(54)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	973,749	100	525,820	100
r32	INCOME TAX	685,303	70	435,469	83
r33	DEFERRED INCOME TAX	288,446	30	90,351	17

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2010 & 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,429,259	100	20,641,226	100
rt02	COST OF SALES AND SERVICES	15,624,500	64	13,691,347	66
rt03	GROSS INCOME	8,804,759	36	6,949,879	34
rt04	OPERATING EXPENSES	5,689,410	23	4,641,461	22
rt05	OPERATING INCOME	3,115,349	13	2,308,418	11
rt08	OTHER EXPENSES AND INCOMES (NET)	(50,090)	(0)	(6,116)	(0)
rt06	COMPREHENSIVE FINANCING COST	(218,975)	(1)	(257,441)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	183,895	1	192,054	1
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	3,030,179	12	2,236,915	11
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	973,749	4	525,820	3
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	2,056,430	8	1,711,095	8
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	2,056,430	8	1,711,095	8
rt19	NET INCOME OF NON-CONTROLLING INTEREST	115,552	0	65,277	0
rt20	NET INCOME OF CONTROLLING INTEREST	1,940,878	8	1,645,818	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	24,429,259	100	20,641,226	100
rt21	DOMESTIC	1,328,906	5	1,787,813	9
rt22	FOREIGN	23,100,353	95	18,853,413	91
rt23	TRANSLATION INTO DOLLARS (***)	1,794,938	7	1,315,504	6

rt08	OTHER REVENUES AND (EXPENSES), NET	(50,090)	100	(6,116)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	(35,625)	71	11,439	(187)
rt34	EMPLOYEE PROFIT SHARING	10,493	(21)	328	(5)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	3,972	(8)	17,227	(282)

rt06	COMPREHENSIVE FINANCING COST	(218,975)	100	(257,441)	100
rt24	INTEREST EXPENSE	434,431	(198)	634,898	(247)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	322,145	(147)	238,830	(93)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(106,689)	49	138,627	(54)
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	973,749	100	525,820	100
rt32	INCOME TAX	685,303	70	435,469	83
rt33	DEFERRED INCOME TAX	288,446	30	90,351	17

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,830,678	2,042,848

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.52		$0.34
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.52		$0.34
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.17		$4.51
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.31	times	1.52	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	22.96	times	20.15	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	8.42		8.29
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	10.24		7.93
p03	NET INCOME TO TOTAL ASSETS ( **)	6.05		4.84
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-		-
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.59	times	0.5	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.28	times	1.08	times
p08	INVENTORIES ROTATION (**)	78.50	times	25.24	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	58.00	days	65	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.77		7
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	40.92		39
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.69	times	0.64	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.77		75.03
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	26.44		17.13
p15	OPERATING INCOME TO INTEREST PAID	7.17	times	3.64	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.44	times	1.29	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.03	times	0.89	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.01	times	0.84	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.53	times	0.62	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.92		14.42
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount<
	OPERATION ACTIVITIES		<
e01	INCOME (LOST) BEFORE INCOME TAXES	3,030,179	2,236,915 <
e02	+(-) ITEMS NOT REQUIRING CASH	84,431	(138,627)<
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	3,408,113	2,313,329 <
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	434,431	634,898 <
e05	CASH FLOWS BEFORE INCOME TAX	6,957,154	5,046,516 <
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(2,833,454)	(1,700,236)<
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	4,123,700	3,346,279 <
	INVESTMENT ACTIVITIES		<
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(3,054,983)	(4,736,143)<
e09	FINANCING ACTIVITIES	1,068,717	(1,389,864)<
			<
	FINANCING ACTIVITIES		<
e10	NET CASH FROM FINANCING ACTIVITIES	(1,847,575)	(409,327)<
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(778,858)	(1,799,191)<
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(598,551)	(220,161)<
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	10,699,224	7,510,575 <
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	9,321,815	5,491,223 <
			<

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount<
e02	+(-) ITEMS NOT REQUIRING CASH	84,431	(138,627)<
e15	+ESTIMATES FOR THE PERIOD	0	0 <
e16	+PROVISIONS FOR THE PERIOD	0	0 <
e17	+(-) OTHER UNREALIZED ITEMS	84,431	(138,627)<
			<
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	3,408,113	2,313,329 <
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	3,592,008	2,505,383 <
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0 <
e20	+IMPAIRMENT LOSS	0	0 <
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(183,895)	(192,054)<
e22	(-)DIVIDENDS RECEIVED	0	0 <
e23	(-)INTEREST INCOME	0	0 <
e24	(-)+ OTHER ITEMS	0	0 <
			<
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	434,431	634,898 <
e25	+ACCRUED INTERESTS	434,431	634,898 <
e26	+(-) OTHER ITEMS	0	0 <
			<
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(2,833,454)	(1,700,236)<
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(555,810)	(450,766)<
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(122,542)	298,100 <
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	315,778	289,905 <
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(234,605)	(149,781)<
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,168,514)	(1,322,575)<
e32	+(-) INCOME TAXES PAID OR RETURNED	(1,067,761)	(365,119)<
			<
e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(3,054,983)	(4,736,143)<
e33	- PERMANENT INVESTMENT IN SHARES	0	0 <
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0 <
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(2,893,230)	(4,000,854)<
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0 <
e37	- INVESTMENT IN INTANGIBLE ASSETS	(161,753)	(735,289)<
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0 <
e39	- OTHER PERMANENT INVESTMENTS	0	0 <
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0 <
e41	+ DIVIDENDS RECEIVED	0	0 <
e42	+ INTERESTS RECEIVED	0	0 <
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0 <
e44	+(-) OTHER ITEMS	0	0 <
			<
e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(1,847,575)	(409,327)<
e45	+ BANK FINANCING	5,278,749	15,547,903 <
e46	+ STOCK MARKET FINANCING	0	0 <
e47	+ OTHER FINANCING	9,782	79,367 <
e48	(-) BANK FINANCING AMORTIZATION	(1,414,756)	(14,947,050)<
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(5,000,000)	0 <
e50	(-) OTHER FINANCING AMORTIZATION	(30,064)	(47,021)<
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0 <
e52	(-) DIVIDENDS PAID	(43)	0 <
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0 <
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0 <
e55	- INTEREST EXPENSE	(536,405)	(485,070)<
e56	+ REPURCHASE OF SHARES	(29,295)	(557,456)<
e57	+(-) OTHER ITEMS	(125,543)	0 <
			<
* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES<

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

First quarter 2010

Consolidated relevant figures

  First quarter 2010 consolidated revenues were the equivalent of 24.429 billion pesos, an 18.4% increase compared with the same period a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 16.2% in Chile, 12.0% in Colombia, 7.6% in Argentina, 6.3% in Brazil, and 2.0% in Peru.

  At the end of the quarter, there were 19.2 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 17.8% increase compared with the end of March 2009, and a 4.1% increase with respect to the previous quarter.

  In particular, our operations in Brazil accounted for 15.1 million RGUs, representing an 18.8% increase compared with the end of the first quarter 2009 and a 4.3% increase compared with the fourth quarter 2009. Colombia ended the first quarter of 2010 with 2.8 million RGUs, representing a 4.2% increase compared with March 2009 and 2.2% with respect to the fourth quarter of 2009. The rest of the countries closed the first quarter of 2010 with a 46.2% increase in RGUs compared with the year-ago period and a 6.4% increase compared with the previous quarter.

  Consolidated EBITDA(1) for the quarter totaled 6.707 billion pesos, a 39.3% increase compared with the same period of the previous year and a 5.3% increase compared with the previous quarter. Based on local accounting principles and exchange rates of each country, EBITDA increases were 116.1% in Chile, 93.8% in Colombia, 69.0% in Peru, 29.4% in Argentina and 22.7% in Brazil.

  First quarter 2010 operating income totaled 3.115 billion pesos, a 34.9% increase compared with the same period of the previous year.

  First quarter 2010 consolidated majority net income was 1.941 billion pesos, a 17.9% increase compared with the year-earlier period.

  First quarter 2010 EBITDA and operating income margins were 27.5% and 12.8% respectively, compared with 23.3% and 11.2% for the same period a year earlier.

  At the end March 2010, revenues totaled 24.429 billion pesos and EBITDA equaled 6.707 billion pesos, representing 18.4% and 39.3% increases compared with the year-ago period, respectively. Majority net income was 1.941 billion pesos, or a 17.9% increase compared with the end of the first quarter of 2010.

  At the end of the first quarter 2010, total consolidated debt was the equivalent of 2.565 billion dollars. Of total debt, 36.8% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt. Net debt (3) was the equivalent of 1.817 billion dollars.

  EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

  One ADR represents 20 shares.

  Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues: For the quarter, consolidated revenues totaled 24.429 billion pesos, an increase of 18.4% compared with the same period of the previous year. These results reflect year over year increases of 68.2% in pay TV revenues, 32.9% in local services revenues, 29.1% in Internet access revenues, 17.3% in domestic long distance revenues, 13.3% in corporate network revenues as well as a 2.3% decrease in international long distance revenues.

Costs and Expenses: First-quarter costs and expenses totaled 21.314 billion pesos, a 16.3% increase compared with the same period last year. This increase can be explained as follows: gains in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in network maintenance as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay TV customers in Chile, Peru and Brazil.

EBITDA (1) and operating income: For the January-March 2010 period, EBITDA (1) totaled 6.707 billion pesos, a 39.3% increase compared with the same period a year earlier and a 5.3% increase compared with the previous quarter, with a margin of 27.5%. Operating income totaled 3.115 billion pesos with a margin of 12.8%.

Financing cost: First-quarter financing cost was 219 million pesos, or a 14.8% decrease compared with the year-ago quarter. This decrease was due to reduced interest payments as a result of contracting new debt in a more favorable interest rate environment and an increase in interest earned as a result of more short-term investments during the period. These effects were partially offset by unfavorable exchange rate movements during the quarter: The reais appreciated against the US dollar during the first quarter of 2009, generating an exchange rate gain, while the opposite situation occurred during the first quarter 2010, generating an exchange rate loss for the period.

Majority net income: For the January-March 2010 period, majority net income totaled 1.941 billion pesos, a 17.9% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents. Earnings per ADR (2) were 17 U.S. cents.

Investments: For the past three months, investments totaled the equivalent of 224.8 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the quarter, 29.3 million pesos were used to repurchase 2.5 million shares of the Company.

Debt: At the end of March 2010, total debt was the equivalent of 2.565 billion dollars, of which 36.8% was dollar-denominated. In order to reduce risk associated with exchange rate fluctuation, as of March 31 2010, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt.

Net debt (3) totaled the equivalent of 1.817 billion dollars.

Income Statements
(Million of nominal pesos)
					%
		3 months 10		3 months 09	Inc.
Revenues
Local	Ps.	4,155	Ps.	3,126	32.9
Domestic long distance		8,300		7,074	17.3
International long distance		836		856	(2.3)
Corporate networks		5,316		4,694	13.3
Internet		2,301		1,783	29.1
Cable TV		1,815		1,079	68.2
Others		1,706		2,029	(15.9)
Total		24,429		20,641	18.4

Costs and Expenses
Cost of sales and services		4,039		3,543	14.0
Commercial, administrative and general		5,689		4,641	22.6
Transport and interconnection		7,994		7,643	4.6
Depreciation and amortization		3,592		2,505	43.4
Total		21,314		18,332	16.3

Operating income		3,115		2,309	34.9

Other (revenues) and expenses, net		50		7.00	614.3

Financing cost
Net interest		112		396	(71.7)
Exchange loss (gain), net		107		(139)	NA
Total		219		257	(14.8)

Equity in results of affiliates		184		192	(4.2)

Income before income tax		3,030		2,237	35.4

Income tax		974		526	85.2

Income before equity in minority interest		2,056		1,711	20.2

Minority interest		(115)		(65)	NA

Majority net income	Ps.	1,941	Ps.	1,646	17.9

EBITDA (1)	Ps.	6,707	Ps.	4,814	39.3

EBITDA margin (%)		27.5		23.3	4.1
Operating margin (%)		12.8		11.2	1.6

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		March 31,		March 31,
		2010		2009
Assets
Cash and short-term investments	Ps.	9,322	Ps.	5,491
Other current assets		26,361		28,359
Plant, property and equipment, net		75,494		64,693
Other assets		33,020		17,522
Goodwill		14,202		17,306
Deferred taxes		5,396		5,572

Total assets	Ps.	163,795	Ps.	138,943

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	12,003	Ps.	16,488
Other current liabilities		22,620		21,593
Long-term debt		19,962		11,081
Employee benefits		2,488		2,342
Deferred taxes		5,633		2,684
Non-current liabilities		4,313		-

Total liabilities		67,019		54,188
Stockholders' equity
Majority stockholders' equity		93,163		82,214
Minority interest		3,613		2,541
Total stockholders’ equity		96,776		84,755
Total liabilities and stockholders’ equity	Ps.	163,795	Ps.	138,943

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex International.

Brazil

For the first quarter of 2010, as a result of successful commercial strategies, revenues generated from local access and data services have increased by 16.9% and 7.0% respectively, compared with the same period a year earlier. This growth has allowed the company to reduce its dependency on long distance revenues. Currently, 54.6% of total revenues originate from the following services: local access, data, television Via Embratel, and other services.

Local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology and cable. Similarly, data services have also increased as a result of service integration strategies.

At the end of the first quarter 2010, Net Serviços offered the Net Fone service to 2.7 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.9 million home passed and is 80% bidirectional. This network covers approximately 3.8 million pay TV customers and has 3 million local and broadband access customers.

Revenues: For the quarter, revenues totaled 2.741 billion reais, a 6.3% increase compared with the same quarter a year earlier.

  Local: Revenues totaled 561 million reais, a 16.9% increase compared with the year-earlier period due to a 14.4% increase in the number of lines in service.

  Corporate networks and Internet: Revenues generated by data and Internet access services totaled 765 million reais, a 7.0% increase compared with the year-earlier period. This improvement in part was due to the increase in services for corporate data networks.

  Domestic long distance: Revenues totaled 1.143 billion reais, a 2.2% increase compared with the same period of the previous year.

  International long distance: Revenues totaled 101 million reais, a 16.7% decrease compared with the same period a year earlier. This effect was primarily due to a decrease in international long distance incoming traffic revenue, resulting from the appreciation of the reais against the US dollar. Compared to the previous quarter, international long distance incoming traffic revenue decreased by 1.4%, mostly as a result of seasonal effects.

  Satellite pay TV: The service Via Embratel, which was launched on December 1 2008, reached 79 million reais in sales and 221,051 services at the end of the first quarter of 2010. By the end of the quarter, a total of 441,417 services were installed.

Costs and expenses: For the quarter, costs and expenses totaled 2.325 billion reais, a 4.2% increase compared with the same period a year earlier.

  Transport and interconnection: These costs totaled 1.061 billion reais, an 8.0% decrease compared with the same period in 2009, reflecting reduced third- party local access costs and a decrease of interconnection rates for mobile calls.

  Cost of sales and services: Cost of sales and services totaled 333 million reais, a 6.8% increase compared with the same period in 2009. This increase was due to costs associated with the growth of local service and data businesses.

  Commercial, administrative and general expenses: These expenses totaled 535 million reais, an 18.4 % increase compared with the year-ago period.

  Depreciation and amortization: These expenses totaled 395 million reais, an increase of 26.2% compared with the year-earlier period.

EBITDA (1) and operating income: First quarter EBITDA (1) totaled 811 million reais, an increase of 22.7% compared with the year-earlier period, producing a margin of 29.6%. Operating income totaled 438 million reais, producing an operating margin of 16.0%.

Colombia

Colombia’s network currently has 5.1 million home passed, of which 63% are bidirectional. At the end of the first quarter 2010, 2.8 million accesses (RGUs) were in effect, a 4.2% increase compared with the same period of last year. In particular, growth occurred in broadband access and voice up 21.5% and 22.5%, respectively.

In 2010, initiatives in the corporate segments focused on growing the number of services per client and increasing small and medium-sized business customers (SME) through offerings of data services, Internet and telephony. The number of services in these product lines increased 4.8% in data services, 9.2% in Internet services and 32.6% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of services in Internet and telephone lines.

For the period January-March 2010, revenues totaled 308.673 billion Colombian pesos, a 12.0% increase with respect to the same period of the prior year. The increase was mainly due to additional revenues in the voice business, video and Internet generated by the pay TV company customers, as well as growth in operations with several corporate customers.

First-quarter total costs and expenses totaled 293.609 billion Colombian pesos, an increase of 4.4% compared with the same period last year. This increase is primarily due to higher depreciation, amortization and network maintenance costs. The quarter showed reduced costs from content, interconnection, transport, uncollectibles and external services other than maintenance and leasing. EBITDA (1) totaled 83.152 billion Colombian pesos, an increase of 93.8% compared with the same period of the previous year. The EBITDA margin was 26.9%, an increase of 11.3 percentage points compared with the year-earlier period. Operating income was 15.064 billion Colombian pesos. For the same period last year, a 5.694 billion Colombian pesos operating loss was registered.

Chile

At the end of the first quarter 2010 RGUs totaled 699,000, a 41.0% increase compared with the same period of last year.

First-quarter revenues totaled 39.903 billion Chilean pesos, a 16.2% increase compared with the same period of last year. The gains reflected revenue growth generated from pay TV services which increased 25.8% compared with the same period a year ago. Revenues from Internet services increased 70.7%, primarily due to residential market growth. Voice services increased 4.8%, primarily due to a 24.2% increase in local services that follows the residential market growth.

First-quarter costs and expenses totaled 42.769 billion Chilean pesos, 14.1% more than the corresponding year-earlier period. This increase was primarily due to higher cost of sales and services, which rose 30.7%, as a result of higher network maintenance and client costs that supported the increase in networks for new triple-play services, new clients using such services and the traditional services offered. Commercial, administrative and general costs increased 8.5% due to increased new customer acquisition costs in the residential market as well as higher provisions for uncollectibles in this market. EBITDA (1) totaled 6.459 billion Chilean pesos, a 116.1% increase compared with the same period of the previous year, generating a margin of 16.2%. The operations from January to March 2010 generated an operating loss of 2.865 billion Chilean pesos.

Peru

At the end of the quarter, RGUs grew by 60.7% compared with the same period of last year, reaching a total of 328,000 accesses.

First-quarter revenues reached 104.0 million New Soles, a 2.0% increase compared with the same period a year earlier. The increase was due to the following revenue gains: 13.0% from the data business, 31.9% from long distance and a 73.5% from video. These gains where partially offset by revenue decreases in local voice and interconnection as a result of rate reductions.

Costs and expenses decreased by 7.6% compared with the year-earlier quarter. Factors contributing to this decrease were a 13.4% decrease in interconnections and transport costs and a 21.4% sales and services costs. EBITDA (1) totaled 21.3 million New Soles for the period, a 69.0% increase compared with the same period a year ago. The corresponding margin was 20.5%.

Argentina

First-quarter revenues totaled 153.4 million Argentinean pesos, a 7.6% increase compared with the year-earlier quarter.

In 2010, the strategy in the corporate market was to grow services with existing customers, therefore increasing our value-added services base through strategic alliances with different companies. The strategy for the SME segment focused on promoting continuous growth through a modular offer which includes Internet and telephone lines.

First-quarter operating costs and expenses totaled 148.0 million Argentinean pesos, a 3.4% increase compared with the year-earlier period. The primary contributor was an increase in cost of sales and services of 15.9% associated with network maintenance. Commercial, administrative and general expenses increased by 13.4% as a result of an increase in personnel costs. Interconnection and transport costs decreased by 17.2%, a direct consequence of reduced interconnection minutes sold. EBITDA (1) was 36.5 million Argentinean pesos, a 29.4% increase compared with the same period of 2009. The corresponding margin was 23.8%. Operating income was 5.4 million Argentinean pesos.

Yellow Pages

The Yellow Pages business is present in Mexico, Argentina, Peru, United States of America and Colombia.

In the first quarter of 2010, consolidated revenues from this business totaled 974 million pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of March 31, 2010, this item rose to Ps. 20,503,840 and is comprised as follows:

2010

Accounts payable $ 13,625,190

Other accrued liabilities 2,473,834

Deferred credits 4,404,816

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through January 8, 2010, the Company acquired 2.5 million L shares for Ps. 29,295

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2009 financial statements have been reclassified to conform its presentation with the one used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	26,366,915	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Telmex Chile Holding S.A.	Intermediate holding company in Chile	330,461,011,301	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,739,258	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,030,078,263,460	98.06
Telmex Colombia S. A. (before Telmex Hogar, S.A.)	Provider of telecommunications services to corporate customers in Colombia	33,220,809	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	150,000	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,000	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,745,851	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	9,230,876	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	120,229	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.64 (*)	5,651,398	15,455,189
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	173,518
Others					45,578

TOTAL INVESTMENT IN ASSOCIATES				5,899,258	15,674,285
OTHER PERMANENT INVESTMENTS					2,044
T O T A L				5,899,258	15,676,329

The 34.64 % corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at March 31, 2009 is 35.38%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.29							1,068,343	0	1,068,343	534,171	0	0
CAF Santander (2)	Y	07/07/2006	05/07/2011	1.53							326,557	326,557	326,557	0	0	0
EDC (2)	Y	21/11/2006	17/11/2011	1.34							311,600	0	311,600	0	0	0
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01							649,240	0	649,240	649,240	478,791	0
Eximbank (3)	Y	25/11/2002	21/05/2010	6.64							41,722	0	0	0	0	0
BNP Paribas (2)	Y	13/08/2003	02/12/2013	1.19							22,186	0	22,186	22,186	22,186	0
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	22/09/2012	1.62							51,933	51,933	103,867	51,933	0	0
Banco IBM (3)	Y	15/12/2006	15/12/2012	6.50							93,480	0	93,480	93,480	0	0
Banco IBM (4)	Y	29/09/2009	29/09/2015	9.81							68,043	68,043	136,085	68,043	204,128	204,128
Societe Generale (2)	Y	04/11/2005	27/10/2010	1.79							178,057	0	0	0	0	0
Societe Generale (3)	Y	03/03/2003	01/09/2010	6.56							26,861	0	0	0	0	0
Nordic (2)	Y	24/04/2006	13/03/2014	3.01							155,800	356,114	868,029	868,029	790,129	0
Others (6)	Y	30/10/2009	15/11/2012	10.50							14,580	43,739	174,958	116,639	0	0
Others (3)	Y	29/07/2009	11/11/2014	4.57							91,849	34,919	126,768	126,768	126,768	91,849
Others (3)	Y	04/11/2009	15/12/2014	4.50							10,819	12,894	75,694	104,407	104,407	57,039
Chile:
Others (3)	Y	31/05/2001	10/06/2016	3.11							439,615	6,056	434,764	1,199	1,285	3,242
Others (3)	Y	01/12/2006	21/10/2014	4.53							53,462	3,099	50,002	39,547	13,588	3,599
Others leasing (3)	Y	01/12/1999	01/07/2027	8.79							3,703	10,890	9,904	12,167	12,324	118,318
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	7.72							52,232	17,411	69,643	69,643	34,822	0
others leasing (5)	Y	01/04/2006	01/08/2014	9.05							47,536	16,531	70,309	77,906	73,758	18,565
Argentina:
Others (3)	Y	09/10/2007	17/06/2011	1.94							16,059	1,952	5,025	0	0	0
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.01							8,911	1,105	40,113	0	0	0
Others (3)	Y	22/06/2009	11/11/2013	3.09							579,275	5,376	10,752	10,752	10,752	0
Others (3)	Y	05/03/2010	03/06/2010	1.37							184,467	0	0	0	0	0
Others (3)	Y	01/07/2007	11/10/2014	4.50							23,091	7,339	31,576	31,490	24,935	10,602
México:
Bancomer (3)	N/A	18/03/2010	15/04/2010	5.67	700,000
Banamex (3)	N/A	19/03/2010	27/04/2010	5.52	2,450,000
Inbursa (3)	N/A	30/03/2010	27/04/2010	5.90	850,000
Santander (3)	N/A	10/03/2010	07/04/2010	5.80	2,520,000

OTHER
TOTAL BANKS					6,520,000	0	0	0	0	0	4,519,421	963,960	4,678,894	2,877,600	1,897,874	507,340

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.27				5,000,000
Stock certificates (7)	N/A	04/12/2009	27/11/2014	6.42						5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	5,000,000	0	5,000,000	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				8,695,516						13,801,150
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					8,695,516	0	0	0	0	0	13,801,150	0	0	0	0	0

TOTAL					15,215,516	0	0	5,000,000	0	5,000,000	18,320,571	963,960	4,678,894	2,877,600	1,897,874	507,340

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin

  Libor 6 months plus margin

  Fixed Rate

  CDI Rate*

  DTF Rate**

  TJLP Rate***

  TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.2915 at March 31, 2010

- Libor at 6 months in US dollars is equivalent to 0.4444 at March 31, 2010

- CDI rate* is equivalent to 8.6100 at March 31, 2010

- DTF rate** is equivalent to 4.0400 at March 31, 2010

- TJLP rate*** is equivalent to 6.0000 at March 31, 2010

- TIIE rate*** is equivalent to 4.9150 March 31, 2010

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	943,735	12.464

E.- Liabilities in other foreign currency are equivalent to Ps. 20'202,379 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	190,842	2,378,657	2,728,559	34,008,760	36,387,417

LIABILITIES	1,146,585	14,291,036	2,313,672	28,837,608	43,128,644
SHORT-TERM LIABILITIES	494,870	6,168,059	1,820,142	22,686,252	28,854,311
LONG-TERM LIABILITIES	651,715	8,122,977	493,530	6,151,356	14,274,333

NET BALANCE	(955,743)	(11,912,379)	414,887	5,171,152	(6,741,227)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.4640
EURO	16.6155
Argentinian Peso	3.2232
Colombian Peso	0.0065
Chilean Peso	0.0234
Peruvian Sol	4.3887
Brazilian Real	6.9983

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2010, the Company has complied with such restrictive covenants.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	971,201
OTHERS	0	357,705
FOREIGN SALES
LOCAL SERVICE	0	4,155,044
LONG DISTANCE SERVICES	0	9,135,511
INTERCONNECTION	0	378,189
CORPORATE NETWORKS	0	5,315,777
INTERNET	0	2,300,585
TV DE CABLE	0	1,815,247
TOTAL		24,429,259

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	4,155,044
LONG DISTANCE SERVICE	0	9,135,511
INTERCONNECTION	0	378,189
CORPORATE NETWORKS	0	5,315,777
INTERNET	0	2,300,585
OTHERS	0	1,815,247
TOTAL		23,100,353

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	389,312,557	0	0	389,312,557	3,186	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,507,942,921	0	0	9,507,942,921	77,798	0
TOTAL			18,011,851,560	0	8,114,596,082	9,897,255,478	147,381	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,011,851,560

NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	1th. Quarter 10 Jan-Mar	% of Advance	Amount used 2010	Budget 2010	% of Advance

LATINOAMERICA	1,111,118	11.9	1,111,118	9,360,243	11.9
EMBRATEL	1,782,112	16.8	1,782,112	10,595,492	16.8

TOTAL INVESTMENT TELMEX INTERNACIONAL	2,893,230	14.5	2,893,230	19,955,735	14.5

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

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Complementary information to TELINT’s first quarter 2010 Report (ending on March 31, 2010) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 No. 151-2/76211/2009 dated January 20, 2009 No. 153/79180/2009 dated November 27, 2009 both issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s first quarter Report, at March 31, 2010, TELINT had a total debt equivalent to 31,965 million Mexican pesos, of which 11,763 million were denominated in US dollars and 20,202 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 446 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ (28 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

For the first quarter of 2010, we have recognized an accumulated net gain of 159 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

TABLE I
Summary of Derivative Instruments
In thousands, March 31 2010
Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous

Exchange rate hedges (principal & interest)
Cross Currency Swap	Hedge USD x CDI	USD 497,716	USD 530,238	CDI 8.59% Exchange rate 6.9983	CDI 8.55% Exchange rate 7.4998	MXN (746,713)	MXN (1,103,884)	10,4 months	N/A

Cross Currency Swap	Hedge CDI x USD	USD -	USD 2,155	Exchange rate 6.9983 CDI 8.59%	Exchange rate 7.4998 CDI 8.55%	MXN -	MXN 9,661	-	N/A

Total		497,716	528,083			(746,711)	(1,094,222)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ ______ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. First Quarter 2010.